

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2019

Jason Chang
Chief Executive Officer
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

      Re: Sunstock, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed June 19, 2019
          File No. 000-54830

Dear Mr. Chang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services